Exhibit (a)(5)(ii)

Sky Solar Holdings, Ltd.	D: +1 345 815 1849
c/o Conyers Trust Company (Cayman) Limited	E: jeremy.snead@ogier.com
PO Box 2681
Cricket Square, Hutchins Drive	Ref: 427311.00001/VTK/JMS
George Town
Grand Cayman

URGENT	24 July 2020

Dear Sirs

Hudson Capital Solar Infrastructure GP, LP (suing in its capacity as general partner of Hudson Solar Cayman LP) v Sky Solar Holdings, Ltd. (SSH)

We act for Hudson Capital Solar Infrastructure GP, LP in its capacity as general partner of Hudson Solar Cayman LP. We enclose, by way of notice, important legal documents pursuant to which our client seeks an ex parte freezing injunction to prevent you from the dissipation of assets save to the extent that the total, unencumbered value of the assets remains above $93,253,792 pending the resolution of our client's claims against SSH in certain proceedings in New York. Our client also seeks the appointment of receivers in support of the injunction. Our application is to be heard ex parte before Justice Kawaley on Tuesday, 28 July 2020. Whilst the application is ex parte it is made on notice with the express intention that you may instruct legal counsel to attend should you consider it appropriate to do so. If so, please advise us and we shall provide further details of the time and venue once we have them.

As you will see from the papers, our client has a clear concern that in circumstances where SSH's solvency is doubtful, pending the determination of our client's claim, no steps should be taken to dissipate the assets of Sky Solar Japan, KK, (SSJ) to provide financial assistance for the purchase of shares of SSH. In the circumstances we consider our client to have a very strong claim to the relief sought.

In order to avoid further costs and Court time, we invite you to agree to the following:

1	The immediate appointment of David Griffin, Andrew Morrison and John Batchelor, of FTI Consulting (the Independent Directors), irrevocably save with the consent of our client or order of the Court, as directors of SSH, with the sole discretion to approve of any transaction or other process that has the effect of diminishing the assets of SSH, save in the ordinary course of business of SSH;

Ogier

89 Nexus Way

Camana Bay

Grand Cayman, KY1-9009

Cayman Islands

T +1 345 949 9876

F +1 345 949 9877

ogier.com	A list of Partners may be inspected on our website

24 July 2020

2	That you will procure the immediate appointment of the Independent Directors on the same basis in relation to each of SSJ, Sky Solar Power, Ltd, and Sky International Enterprise Group Ltd;

3	That the board of directors shall undertake not to authorise or permit to allow any dissipation or diminution in the value of the assets of SSH save with the agreement of the Independent Directors, other than in the in the ordinary course of business; and

4	That SSH shall pay $75,000 towards our client's costs of commencing proceedings in the Cayman Islands.

This letter is written on an open basis and will be brought to the attention of the Court.

Should you have any queries in relation to the above, please contact the author, Jeremy Snead, on

Jeremy.Snead@ogier.com

Yours faithfully

Ogier

Encls

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